

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2021

Karl Peterson
Non-Executive Chairman and Director
TPG Pace Tech Opportunities Corp.
301 Commerce St., Suite 3300
Fort Worth, TX 76102

> **Re: TPG Pace Tech Opportunities Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed July 15, 2021**
> **File No. 333-254485**

Dear Mr. Peterson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 9, 2021 letter.

Amendment No. 3 to Registration Statement on Form S-4

Cover Page

1.   Please provide prominent disclosure on the proxy statement/prospectus cover page that highlights how the business combination transaction could result in the combined company acquiring a minority ownership interest in Nerdy if redemptions exceed 52.2% of TPG Pace's public shares. Provide a descriptive cross-reference to the pro forma financial information for the combined company that assumes a maximum redemption scenario.

Summary of the Proxy Statement/Prospectus
Organizational Structure, page 7

2. We note your revised disclosure in response to prior comment 4. Please revise to clarify what the aggregate percentages of voting power and economic interest in Nerdy Inc. and Nerdy LLC for each equity holder group represents. Disclose, if true, that the aggregate percentages represent the approximate ownership percentages of outstanding Nerdy Inc. Class A Common Stock, assuming conversion of Class B Common Stock. In this regard, we note the disclosure on page 87 regarding Mr. Cohn's beneficial ownership of Class A Common Stock. Similarly revise your disclosure regarding the aggregate voting power and economic interest in Nerdy Inc. held by Mr. Cohn.

3. Please disclose whether the parties intend to ensure that TPG Pace will acquire more than 50% of OpCo's units and thus effective management and control over the affairs and decision-making of Nerdy. In this regard, we note that:

    • Nerdy equity holders may elect to receive either PubCo Class A common stock or PubCo Class B common stock and a corresponding number of OpCo units, and
    • the recent amendment to the lock-up provision of the Business Combination Agreement could encourage Nerdy holders to elect receiving PubCo Class A common stock.

    Revise to discuss the potential elections and the impact on the organizational ownership structure and accounting for the business combination if such elections are made. Clarify who can make this election, whether there are any restrictions as to how many Class A shares could be issued instead of Class B and OpCo Units, whether there are any agreements or expectations for such elections, and at what point such elections would be made and disclosed. In addition, disclose whether the Class A common stock received would be on a one-for-one basis with what the holder would have received as Class B common stock and OpCo Units.

Management of OpCo, page 31

4. We note the revised disclosure in response to prior comment 5 and in relation to revisions of the LLC Agreement. Regarding the designation of Non-PubCo Managers by Charles Cohn, TCV VIII, and Davis VT LLC if Nerdy Inc. holds less than a majority of OpCo Units, you disclose that each designates a Manager so long as they remain a member. Please revise to clarify whether this provision is applicable even if they held only one OpCo Unit. In addition, your disclosure regarding the annual vote for electing Managers references Sections 6.1(b) and 6.4 of the LLC Agreement, but does not describe the provisions.   Please revise to explain any differences for the annual election of Non-PubCo Managers if Nerdy Inc. holds the majority of outstanding OpCo Units and if Nerdy Inc. holds less than a majority of the outstanding Units. Assuming Nerdy Inc. holds less than a majority of the outstanding Units, disclose whether the Non-PubCo Managers elected

annually would continue to be designated by Charles Cohn, TCV VII, and Davis VT as long as each is an owner of OpCo Units.

<u>The Business Combination Agreement , page 120</u>

5.   Please disclose the details of the revisions to your post-business combination governance structure entered into in connection with the March 2021 amendment to the Business Combination Agreement amending the OpCo LLC Agreement.

<u>Background of the Business Combination, page 145</u>

6.   We note your response to prior comment 6. When discussing the amendments to the Business Combination Agreement and OpCo LLC Agreement, please explain in plain English the reasons for, and anticipated effects of, the changes to the agreements both here and throughout the proxy statement/prospectus. For example,
- It appears the March 2021 revisions to the OpCo LLC Agreement may have been to obtain a particular accounting treatment, but had other consequences, such as the possibility that PubCo would not have effective management and control over OpCo, would account for OpCo as an equity level investment and could be considered an investment company;
- It appears that the July 2021 revisions to the OpCo LLC Agreement were designed so that the company could rely on an exemption or safe harbor from registering as an investment company; and
- It appears that the changes to the lock-up provisions of the Business Combination Agreement were designed to facilitate PubCo obtaining over 50% ownership of OpCo in the business combination by removing a barrier to Nerdy equity holders electing to receive Class A shares instead of PubCo Class B shares and corresponding OpCo.

<u>General</u>

7.   Disclose in the forefront of the proxy statement/prospectus that TPG Pace represented in the prospectus for TPG Pace's initial public offering that it "will only complete such business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended." Explain in plain English why TPG Pace's board believes the structure of the transaction complies with this representation and qualifies as a business combination as contemplated in your initial public offering. Address the potential for the combined company to own a minority interest in and not control Nerdy and what it means for TPG Pace public shareholders who do not redeem their shares. For example, disclose how the resulting accounting treatment will impact the level of financial information investors will receive about Nerdy.

8.   We note your response to prior comment 8. In supplemental correspondence, please provide a detailed analysis explaining how Nerdy Inc. is assured of being able to rely on Rule 3a-1 at all times following the closing of the transaction. For example, for all times that Nerdy LLC is not a majority-owned subsidiary of Nerdy Inc., please explain (i) how, in terms of the transferability of ownership interests and the transferability of manager designation rights, there will not be an opportunity for Nerdy LLC to be controlled primarily by a person or persons other than Nerdy Inc..; and (ii) how, through its ownership of securities issued by Nerdy LLC, Nerdy Inc. will engage in a business other than that of investing, reinvesting, owning, holding or trading in securities. Please also confirm that Nerdy LLC will be operated in such a way, including with respect to its holding of securities, that it would not be deemed an investment company under Section 3(a) of the 1940 Act. If it is possible that Nerdy LLC could be controlled primarily by a person or persons other than Nerdy Inc., or it is possible that, at any time, Nerdy Inc. will otherwise be unable to rely upon the safe harbor provided by Rule 3a-1, please add appropriate disclosure regarding the risk that Nerdy Inc. could be deemed an investment company subject to registration and regulation under the 1940 Act.

You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at (202) 551-3350 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Sarah K. Morgan, Esq.